August 3, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation

100 F Street NE
Washington, D.C. 20549

Attn:	Sondra Snyder, Staff Accountant Gus Rodriguez, Accounting Branch Chief Timothy Collins, Staff Attorney Loan Lauren Nguyen, Legal Branch Chief

Re:	Ahren Acquisition Corp. Draft Registration Statement on Form S-1 Submitted May 13, 2021 CIK No. 0001856696

Ladies and Gentlemen:

On behalf of our client, Ahren Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced draft registration statement on Form S-1 filed on May 13, 2021 (the “Draft Registration Statement”), contained in the Staff’s letter dated June 9, 2021 (the “Comment Letter”).

The Company has submitted via EDGAR its first amended Draft Registration Statement on Form S-1 (the “First Amended Draft Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the First Amended Draft Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the First Amended Draft Registration Statement.

Draft Registration Statement on Form S-1, Submitted May 13, 2021

Cover Page

1.	Please include, either on the cover page or in the summary section of the prospectus, the complete mailing address of your principal executive offices. See Item 503(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company, has revised the cover page of the First Amended Draft Registration Statement to include the complete mailing address of its principal executive offices.

United States Securities and Exchange Commission

August 3, 2021

Limited Payments to Insiders, page 23

2.	We note your disclosure that certain funds held outside of the trust account will be allotted for “payment of consulting, success or finder fees to our independent directors or their respective affiliates in connection with the consummation of our initial business combination.” Please revise to clarify whether these amounts are capped at $130,000. We note that footnote (7) to your Use of Proceeds table includes “amounts that [you] may elect to pay consultants and/or advisors.” Also clarify whether you will compensate any of your “Science Partners.”

Response: In response to the Staff’s comment, the Company has revised pages 33, 78, 90 and 125 of the First Amended Draft Registration Statement.

Capitalization, page 84

3.	Please revise to disclose in reasonable detail how the amounts shown in the “As Adjusted” column for the Warrant liability, the 22,735,903 Class A ordinary shares subject possible redemption, Additional paid-in-capital and Accumulated deficit were derived.

Response: In response to the Staff’s comment, the Company has revised page 84 of the First Amended Draft Registration Statement to disclose in reasonable detail how the amounts in the “As Adjusted” column were derived.

4.	We note you present “As Adjusted” shareholders’ equity of $5,000,010 in Summary Financial Data on page 35. However, the amount of “As Adjusted” shareholders’ equity presented in your Capitalization table is $3,857,906. Please reconcile this apparent inconsistency, as appropriate.

Response: In response to the Staff’s comment, the Company has revised page 35 of the First Amended Draft Registration Statement to reconcile the inconsistency.

* * *

Please do not hesitate to contact Stuart Bressman at (212) 819-8405 or Russell Deutsch at (212) 819-7817 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

White & Case LLP

cc:	Alice Newcombe-Ellis, Ahren Acquisition Corp.
Elliot Richmond, Ahren Acquisition Corp.